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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

Information to be Included in Statements Filed Pursuant to Section 240.13d-1(b),
     (c) and (d) and Amendments Thereto Filed Pursuant to Section 240.13d-2

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           Orient Express Hotels Ltd.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    G67743107
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2010
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

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CUSIP No. G67743107                       13G                        Page 2 of 9

1.  NAME OF REPORTING PERSONS

    TIAA-CREF Investment Management, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                     (b) ( )

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER                            8,601,583

    6.  SHARED VOTING POWER                          0

    7.  SOLE DISPOSITIVE POWER                       8,601,583

    8.  SHARED DISPOSITIVE POWER                     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     8,601,583

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES ( )

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                     8.65%

12. TYPE OF REPORTING PERSON
                                                     IA

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CUSIP No. G67743107                       13G                        Page 3 of 9

1.  NAME OF REPORTING PERSONS

    College Retirement Equities Fund- Stock Account

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                     (b) ( )

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

    5. SOLE VOTING POWER                             0

    6. SHARED VOTING POWER                           5,943,900

    7. SOLE DISPOSITIVE POWER                        0

    8. SHARED DISPOSITIVE POWER                      5,943,900

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     5,943,900

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES ()

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                     5.98%

12. TYPE OF REPORTING PERSON
                                                     IV

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CUSIP No. G67743107                       13G                        Page 4 of 9

1.  NAME OF REPORTING PERSONS

    Teachers Advisors, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                     (b) ( )

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

    5.  SOLE VOTING POWER                            3,437,319

    6.  SHARED VOTING POWER                          0

    7.  SOLE DISPOSITIVE POWER                       3,437,319

    8.  SHARED DISPOSITIVE POWER                     0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     3,437,319

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES ( )

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                     3.46%

12. TYPE OF REPORTING PERSON
                                                     IA

CUSIP No. G67743107                       13G                        Page 5 of 9

ITEM 1(a).     NAME OF ISSUER:

                    Orient Express Hotels Ltd.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    22 Victoria Street
                    Hamilton, HM 12
                    Bermuda

ITEMS 2(a)-2(c).    NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP
                    OF PERSONS FILING:

                    TIAA-CREF Investment Management, LLC ("Investment
                    Management")
                    730 Third Avenue
                    New York, NY  10017-3206
                    Citizenship:  Delaware

                    College Retirement Equities Fund-Stock Account ("CREF Stock Account")
                    730 Third Avenue
                    New York, NY  10017-3206
                    Citizenship:  New York

                    Teachers Advisors, Inc. ("Advisors")
                    730 Third Avenue
                    New York, NY  10017-3206
                    Citizenship:  Delaware

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

                    Common Stock

ITEM 2(e).     CUSIP NUMBER:

                    G67743107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
               A:

INVESTMENT MANAGEMENT

(a) ( )        Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( )        Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( )        Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act.

(d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) (x)        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

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CUSIP No. G67743107                       13G                        Page 6 of 9

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( )        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CREF STOCK ACCOUNT

(a) ( )        Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( )        Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( )        Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act.

(d) (x) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) ( )        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( )        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ADVISORS

(a) ( )        Broker or dealer registered under Section 15 of the Exchange Act.

(b) ( )        Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ( )        Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act.

(d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e) (x)        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j) ( )        Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

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CUSIP No. G67743107                       13G                        Page 7 of 9

ITEM 4.        OWNERSHIP

               (a) Aggregate amount beneficially owned: 12,038,902 (See Exhibit
                   A attached)

               (b) Percent of class: 12.11%

               (c) Number of shares as to which person has:

                            INVESTMENT MANAGEMENT  CREF-STOCK ACCOUNT  ADVISORS
                            ---------------------  ------------------  --------

Sole Voting Power:          8,601,583              0                   3,437,319

Shared Voting Power:        0                      5,943,900           0

Sole Dispositive Power:     8,601,583              0                   3,437,319

Shared Dispositive Power:   0                      5,943,900           0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               See Exhibit A attached

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable

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CUSIP No. G67743107                       13G                        Page 8 of 9

ITEM 10.       CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date: February 11, 2011

                                  TIAA-CREF INVESTMENT MANAGEMENT, LLC

                                  By: /s/ William J. Wilkinson
                                      ------------------------
                                  William J. Wilkinson, Managing Director
                                  Asset Management Services

                                  COLLEGE RETIREMENT EQUITIES FUND-STOCK ACCOUNT

                                  By: /s/ William J. Wilkinson
                                      ------------------------
                                  William J. Wilkinson, Managing Director
                                  Asset Management Strategy and Operations

                                  TEACHERS ADVISORS, INC.

                                  By: /s/ William J. Wilkinson
                                      ------------------------
                                  William J. Wilkinson, Managing Director
                                  Asset Management Services

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CUSIP No. G67743107                       13G                        Page 9 of 9

                                    EXHIBIT A
                                    ---------

ITEM 6.  OWNERSHIP.

TIAA-CREF Investment Management, LLC ("Investment Management") is the investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 8,601,583 shares of Issuer's common stock owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to three registered investment companies, TIAA-CREF Funds ("Funds"), TIAA-CREF Life Funds ("Life Funds"), and TIAA Separate Account VA-1 ("VA-1"), as well as the TIAA-CREF Asset Management Commingled Funds Trust I ("TCAM Funds"), and may be deemed to be a beneficial owner of 3,437,319 shares of Issuer's common stock owned separately by Funds, Life Funds, VA-1 and TCAM Funds. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other.